July 12, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: James Lopez, Esq.

Re:	Cancer Genetics, Inc.
Registration Statement on Form S-1
Filed June 5, 2013
File No. 333-189117

Dear Mr. Lopez:

On behalf of Cancer Genetics, Inc. (the “Company”), we are sending our response to the comment contained in the letter, dated June 18, 2013 (the “Comment Letter”), from John Reynolds, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Pre-Effective Registration Statement on Form S-1 (Registration No. 333-189117) (the “Registration Statement”). This letter accompanies the Company’s filing of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement at which point the Company anticipates launching its road show. Enclosed are three courtesy copies of Amendment No. 1, which are marked to show changes from the Registration Statement as filed with the Commission on June 5, 2013.

For ease of reference, set forth in bold below is the comment to the Registration Statement, as reflected in the Comment Letter. The Company’s supplemental response is set forth below the comment.

The Company has authorized this firm to respond to the Comment Letter as follows:

Joint Venture with Mayo Foundation, page 100

1.	We note your disclosure in this section of your agreement to form a limited liability company named OncoSpire Genomics, LLC and that you entered into a three-year joint development intellectual property agreement with Mayo and the joint venture entity. Please clarify whether you have formed the joint venture entity. If you have entered into the limited liability company agreement or the joint development intellectual property agreement, please file those agreements as exhibits.

Securities and Exchange Commission	July 12, 2013

Response:

The joint venture entity, OncoSpire Genomics, LLC, was formed as a Delaware limited liability company on June 11, 2013. As requested, the Company has filed both the limited liability company agreement and the joint development intellectual property agreement as exhibits to Amendment No. 1.

If you have any questions with respect to the foregoing, please feel free to call me at 973-597-2564.

Very truly yours,

/s/ Alan Wovsaniker

cc: Yvan-Claude Pierre, Reed Smith LLP